Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
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Internet www.paulhastings.com
May 24, 2010
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593)
Amendment No. 1
Dear Mr. Sandoe:
          Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 29, 2010 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”
          Amendment No. 1 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated April 28, 2010 with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1.
          Additionally, the Fund has decided to voluntarily include corporate governance disclosure responsive to the Commission’s “Proxy Disclosure Enhancements” (Release Nos. 33-9089; 34-61175; IC-29092) in Amendment No. 1, in the Fund’s Statement of Additional Information.

PROSPECTUS
Prospectus Summary — About Kayne Anderson MLP Investment Company (Page 1)
1. The third sentence of the first paragraph states that the Fund must comply with the SEC’s rule regarding investment company names, which requires it, under normal market conditions, to invest at least 80% of its total assets in MLPs so long as MLP is in its name. The previous section, however, defines MLPs to include limited liability companies (“LLCs”) treated as partnerships, and affiliates of energy-related master limited partnerships and limited liability companies. In order to be treated as MLPs for purposes of Rule 35d-1 under the Investment Company Act, these LLCs and affiliates must have economic characteristics similar to MLPs. See Investment Company Act Release No. 24828 (Jan. 17, 2001). Accordingly, if you have concluded that these LLCs and affiliates do have economic characteristics similar to MLPs, please revise the definition of MLPs in the section above to reflect this and explain in the prospectus your basis for this conclusion. Otherwise, please delete these LLCs and affiliates from the definition of MLPs in the section above.
          Response: The term “master limited partnership” (or “MLP”) is a generic term that became commonly used in the 1980’s, when non-traded limited partnerships were rolled up into one “master limited partnership.” Even though the concept of the “master” is no longer applicable, the term is still commonly used and generally applies to publicly traded partnerships and publicly traded LLCs that elected to be treated as partnerships. In addition, the Fund is currently aware of two LLCs that elect to be treated as corporations for tax purposes, but whose only assets include limited partnership interests in publicly traded partnerships. Given this general usage of the term, we have clarified our use of the term “MLP” in Amendment No. 1.
Fees and Expenses (Page 6)
2. The first and second captions to the table state “Sales Load Paid by You (as a percentage of offering price)” and “Offering Expenses Borne by Us (as a percentage of offering price).” Since all of the fees and expenses described in this section are borne directly or indirectly by stockholders, please delete the words “by You” from the first caption and “Borne by Us” from the second caption as these words are confusing in these captions.
          Response: The Fund has revised this section in Amendment No. 1 as requested.
     3. The second sentence of footnote 6 states that the management fee in the table is calculated on “total assets at November 30, 2009” and the third sentence states that “Management fees of 2.09% are calculated as a percentage of net assets attributable to common stock as of November 30, 2009.” The amounts in the Fee Table should be calculated using average net assets applicable to common stockholders. Please calculate the figures in the Fee Table using average net assets applicable to common shares as of November 30, 2009.
          Response: The Fund has revised this section in Amendment No. 1 so that all amounts in the Fee Table (and all corresponding footnotes) are based on average net assets attributable to common stock for the fiscal year ended November 30, 2009, rather than net assets attributable to common stock as of November 30, 2009, as requested. Further, disclosed expenses are based on the Fund’s statement of operations for the fiscal year ended November 30, 2009.
     4. Your Fee Table presentation permits the inclusion of income tax benefits. As these income tax benefits are not expenses of the Fund, please explain why it is appropriate to include income tax benefit amounts in the Fee Table. In addition, we have discovered that the Fund’s Fee Table, which was included in the Fund’s prospectus, filed with the Commission on July 30, 2009 and included in an amendment to the Fund’s registration statement, filed on April 17, 2009, included a deferred income tax benefit of 52.22% which resulted in the total annual expenses of (46.85)%. Please explain to us why the income tax benefit figures described in the Fee Table in these documents are not materially misleading to shareholders.
          Response: As previously stated in correspondence with the Commission, the Fund does not believe that the deferred income tax expense should be included in the Fee Table because it is not representative of the annual operating “fees and expenses” that the investor would expect to pay over the course of a year. Rather, the deferred income tax expense reported on the Fund’s statement of operations represents an accrual for the potential future payment of income taxes rather than an actual payment by the Fund during the specified period, and is highly dependant upon the stock market performance of the Fund’s portfolio investments. As a reminder, deferred income tax expense / (benefit) is largely the result of appreciation / (depreciation) of the Fund’s portfolio investments during that particular period.
     In response to comments received from the Commission, the Fund began to include deferred income tax expense in the Fee Table in its registration statement filings beginning on August 22, 2005 (the comment was received as part of a follow-on equity offering completed by the Fund on October 12, 2005).
     For its fiscal year ended November 30, 2009, the Fund accrued deferred income tax expense of $197 million, which reflects the potential future payment of income taxes on a net increase in net assets from operations before income taxes of $532 million during such fiscal year. The payment of this $197 million in deferred taxes is subject to various contingencies, including (1) the timing and amount of sales of the Fund’s portfolio securities and (2) recognition of gains when the underlying portfolio securities are sold. In Amendment No. 1, the Fee Table includes 25.43% for the line item titled “Deferred Income Tax Expense.” That expense percentage is based on average net assets for fiscal 2009 and the $197 million in deferred tax expenses accrued during fiscal 2009.
     Although the Fund will continue to disclose this deferred expense item in the Fee Table as requested by the Staff, for the reasons mentioned above, the Fund respectfully disagrees with the Staff regarding the inclusion of the deferred income tax expense in the Fee Table. In addition to the reasons mentioned above, the Fund does not want to give the impression to investors that its performance during fiscal 2009 (when the Fund’s portfolio investments appreciated by more than 50%) is representative of expectations for future performance or relevant to an investor seeking to determine what expenses will be in the future.
          The Fund has also included deferred income tax benefit in its prior disclosure, as noted in the Comment Letter. GAAP requires the Fund to disclose deferred income tax expense and deferred income tax benefit consistently (meaning using consistent methodology and presentation) on the Fund’s statement of operations. As such, the Fund believed that inclusion of deferred tax benefit in the Fee Table was consistent with its prior disclosure of its deferred income tax expense, and consistent with the presentation in its audited financial statements for the fiscal year ended November 30, 2008. The footnote disclosure to the Fee Table described the “benefit” line items and explained the nature of those figures.
          The Fund does not believe that inclusion of a deferred income tax benefit in the Fee Table was materially misleading, as was suggested in the Comment Letter. The precise character of the stated tax benefit, including its deferred rather than current character, was disclosed in a footnote to such table, and was consistent with the audited financial statements provided to the Fund’s stockholders for the fiscal year ended November 30, 2008. In addition, a figure was provided in that same table disclosing in a separate line the annual fee and expense ratio exclusive of income taxes. Further, the Fund’s future expenses would be lower as a result of the deferred income tax benefit, subject to the contingencies noted, and as such, provides useful information to the investor. The Fund appreciates that the unique character of the Fund as a taxable entity was not contemplated by Form N-2’s fees and expenses table, and including the deferred income tax benefit line item was included for the sake of providing complete disclosure given the prior disclosure of the tax item excerpted from the Fund’s audited statement of operations.
     The Fund appreciates and accepts the Staff’s suggestion that the deferred income tax item disclosed in the table in the future should not be less than zero (that is, it should not reflect a benefit), and the amount of any deferred income tax benefit from the statement of operations should instead be disclosed in a footnote to the Fee Table.
     The Fund would also be pleased to work with the Staff to develop additional or alternative disclosure as a footnote to the Fee Table that would make clear, given an assumed rate of appreciation (or no appreciation at all), the income tax expense that would be borne by common shareholders.
     Example (Page 7)
     5. As taxes are an expense of this Fund, please delete before tax information from the Example. See Instruction 11(c) to Item 3.1 of Form N-2.
          Response: Please see the Fund’s response to Comment #6 below.
     6. The first sentence of this section states that the Example assumes an 8.0% cash yield on the Fund’s investments and expenses based on a management fee of 1.375% of average total assets and a 37% tax rate. Please delete these assumptions from the Example and use the Total Annual Expenses figure from the Fee Table to calculate the figures shown in the Example. See Instruction 11(a) to Item 3.1 of Form N-2. Please also delete the second sentence as it is based on the assumptions described in the first sentence.
          Response: The Fund has revised this section in Amendment No. 1 as requested. Further, the Fund, based on telephonic discussions with the Staff, has excluded the impact of income taxes from the Example (and has noted as such) and assumed simple annual appreciation of the value of the Fund’s assets as specified by the requirements of Form N-2 relating to the Example.

Use of Proceeds (Page 12)
7. The first sentence of the first paragraph states that the net proceeds from any sales of securities pursuant to this prospectus may be used to repay indebtedness. If a material portion of the net proceeds will be used in this manner, please state the interest rate and maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.
          Response: The Fund has revised the Use of Proceeds section in Amendment No. 1 to disclose the relevant terms of its existing debt as requested.
Risk Factors — Risks Related to Our Investments and Investment Techniques — Portfolio Turnover Risk (Page 20)
8. The third and fourth sentences state that the types of MLPs in which the Fund intends to invest have historically made cash distributions to limited partners, the substantial portion of which would not be taxed as income to the Fund in that tax year but rather would be treated as a non-taxable return of capital to the extent of the Fund’s basis. As a result, most of the tax related to such distribution would be deferred until subsequent sale of the Fund’s investments, at which time the Fund would pay any required tax on gains. Please clarify in this section that distributions that are treated as return of capital have the effect of lowering the Fund’s basis in the investment and that this means that, when the securities are sold, the Fund will be taxed on the difference between the Fund’s basis in the investment (as adjusted) and the sale price (rather than the difference between the purchase price and sale price). Please further clarify that a potential consequence of this is that the Fund may be required to pay taxes on such sales even if the sale price is below the purchase price.
          Response: The Fund has revised this risk factor in Amendment No. 1 as requested to clarify that distributions that are treated as return of capital have the effect of lowering the Fund’s basis in the investment and that, therefore, when the securities are sold, the Fund will be taxed on the difference between the Fund’s basis in the investment and the sales price, and to further clarify that a potential consequence of this is that the Fund may be required to pay taxes on such sales price even if the sale price is below the purchase price.
GENERAL COMMENTS
9. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
          Response: The Fund has made each requested change in the specific location noted in the Comment Letter and has made corresponding changes to similar disclosure appearing elsewhere in Amendment No. 1.
10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

          Response: The Fund respectfully acknowledges the Staff’s comment.
11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.
          Response: The Fund intends to omit the information allowed by Rule 430A under the Securities Act from the form of prospectus included in the Registration Statement. At this time, the Fund has not determined the details of the initial distribution from the shelf.
12. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
          Response: The Fund does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.
13. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
          Response: The Fund has revised the disclosure in Amendment No. 1 with respect to each comment that is in the Comment Letter. Accordingly, a supplemental letter is not required.
14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          Response: The Fund respectfully acknowledges the Staff’s comment.
               The Fund also acknowledges the following: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (415) 856-7007 or Marisa Rolland at (415) 856-7008.

Very truly yours,
/s/ DAVID A. HEARTH
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures)
David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)